SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June 2012

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Item 1 — Information Contained in this Report on Form 6-K

Results of Annual General Meeting of Shareholders

The press release issued by DHT Holdings, Inc. (the “Company”) on June 26, 2012 related to the results of its 2012 Annual General Meeting of Shareholders (the “AGM”) and adjournment of the AGM to July 5, 2012, 3:00 p.m. (local time) at DHT Holdings, Inc., 26 New Street, St. Helier, Jersey JE2 3RA, Channel Islands, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 2 — EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: June 26, 2012	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer